Exhibit 1

DRIVING SUPERIOR RESULTS
Through Market Leadership and
Continuous Innovation

October 5, 2017

Dear Fellow Stockholders:

ADP’s Annual Meeting of Stockholders will be held on November 7, 2017 – and your vote will shape the future of ADP and the value of your investment.

ADP has nominated your 10 current directors for reelection to ADP’s Board. Those nominees are responsible for overseeing ADP’s strong business performance and financial results, which have significantly increased the value of your ADP investment over many years and exceeded the S&P 500 and our competitive peer group.

Hedge fund Pershing Square Capital Management, however, has nominated three competing candidates for election to the ADP Board. ADP’s Nominating/Corporate Governance Committee evaluated the Pershing Square nominees – Bill Ackman, Veronica Hagen and V. Paul Unruh – and determined that none of them would bring additive skills or experience to ADP’s Board. In fact, none has relevant technology or human capital management (HCM) experience.

Pershing Square is seeking to remove three excellent ADP Directors – Chairman John Jones, Eric Fast and Glenn Hubbard – in order to put its unqualified nominees on your Board. We urge you to protect the value of your ADP investment by voting FOR the election of ADP’s 10 highly qualified directors on the WHITE proxy card today.

ADP Has An Outstanding Track Record of Delivering Superior and Sustainable Value for Shareholders Through Consistent Financial Performance

ADP is an industry pioneer and the undisputed global leader in the HCM market. The ADP Board and management team have a track record of strong performance and continue to drive positive operational and financial results.

+$4.1 BILLION	Robust revenue growth at 7% CAGR FY11-FY17

$11.3 BILLION	Strong cash distribution to shareholders FY11-FY17

203 PERCENT	Market leading total shareholder return[1]

Sources: Bloomberg, Capital IQ.
1ADP TSR of 203% is from close on 11/9/2011, the date Carlos Rodriguez was announced as ADP CEO, to intraday price of $111.65 as of 12:00PM on 7/27/2017, which is the assumed ADP “unaffected” price prior to Pershing Square’s activist campaign becoming public; this TSR calculation assumes shareholders have held their CDK shares since CDK was spun off from ADP on October 1, 2014 and all ADP and CDK dividends have been reinvested on the ex-dividend date. If CDK were valued as a dividend at the spinoff date and reinvested in ADP, ADP TSR is 190%.

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ADP’s Total Shareholder Return (TSR) has significantly outperformed the S&P 500 Index over 1-, 3-, and 5-year periods. The successful execution of our strategy has enabled us to return significant cash to ADP shareholders by increasing the cash dividend paid to stockholders every year for 42 consecutive years and by repurchasing shares.

ADP TSR Benchmarking[2]	Cash Dividend Per Common Share[5]

Our strategy is working, and we are winning new business by driving continuous innovation and service improvements for clients, which we believe will continue to grow revenue and profit, creating long-term value for shareholders.

Pershing Square’s Ever-Changing Views Undermine Its Credibility And Are Not Consistent With A Sustainable, Long-Term Approach

Pershing Square’s extreme and ever-changing views on a rapid acceleration in ADP’s margins demonstrate a fundamental lack of understanding of what makes ADP successful in achieving its growth objectives, winning new business and maintaining client satisfaction, all of which are critical to creating long-term value. Pershing Square’s targets are so unrealistic that financial analysts who follow ADP have scoffed at its views.

Ackman’s claim that ADP could increase operating margins in its employer services business from 19% to at least 35% appears unbelievably challenging and unlikely to happen.”
COLIN PLUNKETT, MORNINGSTAR

Pershing’s public disclosures have been limited other than sharing that it believes it can improve operational performance and expand margins (50%). Many have compared ADP’s margins to PAYX, which has a different business mix than ADP. While there is always opportunity to improve, our back of the envelope analysis suggests ADP’s margins are reasonable based on its mix of business.”

DAVID GROSSMAN, STIFEL NICOLAUS AND COMPANY

Sources: Bloomberg, Capital IQ
2Consistent with Bloomberg methodology, dividends are reinvested on ex-dividend date.
3Dividend reinvestment on dividend payment date results in 202% TSR in the “Since Carlos Rodriguez CEO Appointment (11/9/11)” timeframe.
4Assumes ADP’s 7/27/17 intraday price of $111.65 as of 12:00PM, which is the assumed ADP “unaffected” price; assumes shareholders have held their CDK shares since it was spun off from ADP on October 1, 2014 and all ADP and CDK dividends have been reinvested on the ex-dividend date.
5Fiscal year-end quarterly dividend annualized.

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It is difficult to assess how successful Pershing would be in executing its new strategy, particularly since it seems likely that Pershing would advocate bringing in some new management and would support a more aggressive approach that might create short-term risk and/or headwinds to earnings.”
TIMOTHY MCHUGH, WILLIAM BLAIR

We’ve followed every public company in the payroll space closely since 2001, and believe that Mr. Rodriguez has been ADP’s best CEO during our coverage (TSR speaks for itself). Request to replace CEO Rodriquez may reduce Pershing’s credibility/impact on stock.”
MARK MARCON, BAIRD EQUITY RESEARCH

Bill Ackman claims that he and his hedge fund have spent six months analyzing ADP, yet they have presented no specific recommendations to achieve the massive increase in margins they say is achievable – and have repeatedly changed their margin improvement target for ADP.

Pershing Square acknowledges that a massive margin increase is one of the key aspects of how it wants to change how ADP operates – and one that we believe introduces a high level of risk to ADP’s business – and yet it has already provided at least four different targets and no details.

In a meeting on August 3 with ADP’s Chairman John Jones and CEO Carlos Rodriguez, Mr. Ackman stated that ADP should double its margins. In his August 17 investor presentation, Mr. Ackman stated that operating margins can be increased by 1,500 to 2,000 basis points for ADP’s Employer Services (“ES”) business (which is 77% of ADP’s total revenue). In a meeting with the ADP Board on September 5, Mr. Ackman said he was targeting margin improvement for ES of 1,600 basis points. However, in his September 20 appearance on CNBC, he first stated a target of 1,200 basis points and later noted that a 600 basis point improvement would be achievable. With many of his references to margin improvement, it is unclear whether he is referring to ES or to ADP as a whole, which makes it impossible to know which target he is really seeking.

August 3, 2017
In a meeting with Mr. Rodriquez and Mr. Jones, Mr. Ackman stated that ADP should double its margins.
August 17, 2017
Employer Services can increase its actual operating margins (excluding float income) by 1,500 to 2,000 basis points by FY 2022.”
THE TIME IS NOW, BILL ACKMAN
September 5, 2017
Achieving competitor-level labor productivity would drive ~$1.4bn of profit uplift or ~1,600bps of margin improvement in Employer Services.”
MEETING WITH ADP BOARD OF DIRECTORS
September 20, 2017
We believe they can expand margins by 1,200 basis points.”
600 basis points is an enormous number you know for a company with you know $50 billion dollar market cap. That is a very very large opportunity.”
BILL ACKMAN, CNBC INTERVIEW WITH SCOTT WAPNER

Pershing Square’s extreme and ever-changing views on a rapid acceleration in ADP’s margins demonstrate a fundamental lack of understanding of what makes ADP successful.

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Mr. Ackman has also flip-flopped on how many directors he is seeking to nominate, first stating in writing to ADP that he would nominate five directors to replace existing Board members, then it was reported that he was going to nominate a slate of four or fewer directors, then he reduced that number to three in his proxy filing. Next, he offered to “settle” by adding his three nominees to an expanded Board, without replacing existing directors, and most recently he is once again seeking to replace directors.

August 1, 2017
Upon Pershing’s first contact with ADP, Mr. Ackman asked ADP to extend the August 10 deadline for nomination of directors by 30 to 45 days and said he planned to nominate five directors, including himself, to ADP’s 10-member Board.
August 4, 2017
[Mr. Ackman] plans to propose a minority slate of directors…four or fewer.”
CNBC’S SCOTT WAPNER REPORTING ON HIS CONVERSATION WITH BILL ACKMAN
August 7, 2017
Pershing Square Capital Management announced today it has proposed three directors for election to the Board of ADP.”
PERSHING SQUARE PRESS RELEASE
September 7, 2017
We have proposed an expansion of the Board by three seats and the addition of our nominees. This would eliminate the need for us to replace existing directors…”
BILL ACKMAN, LETTER TO ADP BOARD
September 20, 2017
We are seeking to replace the three longest-tenured members of the Board.”
PERSHING SQUARE LETTER TO ADP SHAREHOLDERS

Mr. Ackman has also made contradictory comments about replacing ADP’s CEO Carlos Rodriguez, which further undermines his credibility.

August 1, 2017
Pershing first contacted ADP on August 1, and said Mr. Rodriguez should be replaced.
August 2, 2017
Mr. Ackman phoned Mr. Jones and stated a CEO recruited from outside the company would be necessary.
August 3, 2017
After meeting with Mr. Jones and Mr. Rodriguez, Mr. Ackman called and emailed Mr. Rodriguez, saying by phone that he was concerned he had “come on too strong” in their earlier meeting and stating via email that he would be excited to work with Mr. Rodriguez as long as he shared Pershing Square’s view of the company’s opportunity.
August 17, 2017
I approached the management question with a completely open mind . . . and often to change the culture of a big organization, it’s very difficult for the guy who was running the company to make that kind of change. And that’s something we’re very aware of, and that was something I was very open with Carlos about.”
BILL ACKMAN, ADP: THE TIME IS NOW INVESTOR PRESENTATION WEBCAST
September 20, 2017
The last thing I would do if I joined this board was raise my hand and say ‘Carlos has to go.’ ”
BILL ACKMAN, CNBC INTERVIEW WITH SCOTT WAPNER

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Pershing Square Has A Long History of Destroying Shareholder Value

Despite ADP’s consistently strong financial performance, market leadership and continued progress in transforming its business to generate growth through innovation while improving its operating profitability, Pershing Square is pursuing the same risky “swing-for-the-fences” approach it has previously advocated at other companies.

If Pershing Square’s risky strategy to radically change ADP fails, it can simply walk away, while ADP’s clients, employees, and you – our shareholders – are left to deal with the lasting consequences.

Valeant, J.C. Penney, Borders and Target are four powerful examples where Pershing Square’s involvement led to dramatic declines in share price and negative TSR.

Decline in Share Price and Negative TSRs Caused by Pershing Square’s Involvement

6Sources: Bloomberg, SharkRepellent. Note: Announce date reflects date of initial 13-D filing.

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Valeant
Valeant is a very early stage Berkshire [Hathaway].”
BILL ACKMAN, SOHN INVESTMENT CONFERENCE 2015

In March 2015, Pershing Square took a 5.7% stake in Valeant Pharmaceuticals, touting the same research-based approach to investing it has supposedly applied to ADP. At its height in November 2015, the Pershing Square investment in Valeant was 9.9%. Despite Pershing Square’s self-described “robust due diligence,” it failed to pick up on a number of red flags that suggested financial and operational mismanagement. In late 2015, Valeant was accused of engaging in improper drug pricing and business relationship schemes with Philidor, a supposedly arms-length pharmacy which Valeant later disclosed it actually owned. This resulted in the removal of CEO Mike Pearson in March 2016. Pearson had previously been described by Mr. Ackman as one of the “most shareholder-oriented CEOs” he knew. In March 2016, Valeant gave Pershing Square two Board seats, including one for Mr. Ackman – from that point until he resigned from the Board in May 2017, Valeant’s stock fell 85%. Pershing Square’s investment lost nearly $3 billion and TSR was a negative 94%.

The Valeant matter also raised questions about Mr. Ackman’s ethics as well as his investment acumen. In April 2014, Pershing Square and Valeant launched an unsolicited bid directed at the Allergan board, followed by a formal tender offer which was launched in June 2014. Allergan sued both Valeant and Pershing Square, alleging insider trading and disclosure violations in connection with their offer. This suit alleged that Pershing Square took advantage of inside information from Valeant to acquire a nearly 10% stake in Allergan before their joint bid was publicly disclosed – which caused the price of Allergan shares to skyrocket. Allergan also asserted that Pershing Square’s Schedule 13D disclosure was materially false and misleading because it omitted key information, including Pershing Square’s plans for Allergan. In November 2014, a judge found “serious questions” about the bidders’ conduct and they were later required by the court to make corrective disclosure. A shareholder class action lawsuit making similar insider trading charges against Pershing Square is still pending and a federal judge has refused to dismiss it.

J.C. Penney
JCP is not fundamentally broken. In fact, the company has many competitive advantages, but has suffered from years of mismanagement…Ron Johnson’s record of retailing success makes him the ideal leader to fix J.C. Penney.”
BILL ACKMAN, J.C. PENNEY PRESENTATION, SOHN INVESTMENT CONFERENCE 2012

Pershing Square had accumulated a 16.5% stake in J.C. Penney by October 2010 with Mr. Ackman joining the Board in January 2011, followed by the announcement of a new company strategy and the hiring of a new CEO, Ron Johnson, handpicked by Mr. Ackman, in June 2011. Mr. Ackman supported Mr. Johnson’s new strategy with a 64-page “Think Big” white paper— which called for a reduction in SG&A leading to the firing of over 600 employees and supported price increases. When Mr. Johnson failed to turn J.C. Penney around, it became clear to J.C. Penney shareholders that Mr. Ackman had demonstrated poor judgment and failed to understand the company and the retail industry in appointing Mr. Johnson as CEO. The Board fired Mr. Johnson, a decision Mr. Ackman claimed he supported. Later, Mr. Ackman disclosed a confidential letter designed to pressure the Board and oust the Chairman and Interim CEO and, as a result, was accused by the Board of violating his fiduciary duties. Mr. Ackman subsequently resigned from the Board and exited his position in August 2013 with an approximately 50% loss, with a TSR loss of 57% for shareholders of the company. The company’s margins were down from the time Ackman joined the Board until his exit, and the stock has never recovered.

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Borders
Borders is a mix of high-quality businesses and several low-ROI, money-losing businesses which are in the process of being rationalized […] Remodeling program will reduce Music category exposure by ~50% and improve Coffee and Paperchase sales.”
PERSHING SQUARE’S “DON’T JUDGE A BOOK BY ITS COVER” PRESENTATION; NOVEMBER 9, 2006
Bankruptcy is a low probability event.”
BILL ACKMAN ON BORDERS, CNBC INTERVIEW, 2 FEBRUARY 2010

In December 2010, Pershing Square, having invested in Borders, offered to finance a takeover bid for Barnes & Noble, designed to merge the two leading national bookstore chains in the United States. Pershing Square’s deal failed to gain traction among investors and analysts, who were skeptical of its merits. The transaction was never completed, and Borders ultimately declared bankruptcy in February 2011. Mr. Ackman’s unsuccessful financial engineering attempt resulted in a failed deal, the bankruptcy of a company and a negative 99% return on his investment.

Target
We never want Target to be referred to as a ‘once-great company.’ ”
BILL ACKMAN ON TARGET, TARGET ANNUAL MEETING, 9 MAY 2009

After taking a position in Target in April 2007, Pershing Square pressed Target to change its structure from a corporation to a real estate investment trust (REIT) – a risky proposition for a retailer with an uncertain value creation opportunity as a real estate-focused company. Pershing Square set up a special purpose fund focused solely on the Target investment, which had a disastrous run from July 2007 to July 2009. Hoping to recover its losses – and its credibility – Pershing Square ran a proxy contest to take over the Target Board in the spring of 2009 – and lost. Pershing Square’s impact on the company included a lower credit rating, a sharp drop in share price and a negative 42% TSR.

Your Board is laser-focused on protecting the value of your investment in ADP –
and that includes defending against the potentially disastrous intervention of
Pershing Square and its risky approach to changing how ADP operates its business.

Your Vote is Important — Please Sign and Send the WHITE Proxy Card Today

We strongly urge you to vote for all of ADP’s 10 highly qualified and experienced director nominees. Your vote is very important, no matter how many shares you own. Support your Board by voting the WHITE proxy card TODAY. Please follow the instructions on the enclosed WHITE proxy card to vote online, by phone, or by mail – just sign, date and return the enclosed WHITE proxy card in the postage-paid envelope provided.

We encourage you to discard any gold proxy cards sent to you by Pershing Square. If you have already returned a gold proxy card, you can change your vote by signing, dating and returning a WHITE proxy card. Only your latest dated proxy card will be counted. For additional information on the 2017 Annual Meeting of Stockholders, please visit VoteADP.com.

Thank you for your continued support.

The Board of Directors of ADP

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Your Vote Is Important
No Matter How Many or How Few Shares You Own

VOTE the WHITE proxy card today. Re-elect your strong board members by telephone, online or by signing, dating and returning the WHITE proxy card in the postage-paid envelope provided.

DISCARD the GOLD proxy card from Pershing Square.
Voting the GOLD proxy card, even if you “withhold” on Pershing Square’s nominees, will revoke any vote you had previously submitted on ADP’s WHITE proxy card.

If you have questions, or need assistance in voting your shares, please contact:

INNISFREE M&A INCORPORATED

Shareholders Call Toll-Free: (877) 750-0510

Banks and Brokers Call Collect: (212) 750-5833

Safe Harbor Statement

This document and other written or oral statements made from time to time by ADP may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not historical in nature and which may be identified by the use of words like “expects,” “assumes,” “projects,” “anticipates,” “estimates,” “we believe,” “could,” “is designed to” and other words of similar meaning, are forward-looking statements. These statements are based on management’s expectations and assumptions and depend upon or refer to future events or conditions and are subject to risks and uncertainties that may cause actual results to differ materially from those expressed. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements or that could contribute to such difference include: ADP’s success in obtaining and retaining clients, and selling additional services to clients; the pricing of products and services; compliance with existing or new legislation or regulations; changes in, or interpretations of, existing legislation or regulations; overall market, political and economic conditions, including interest rate and foreign currency trends; competitive conditions; our ability to maintain our current credit ratings and the impact on our funding costs and profitability; security or privacy breaches, fraudulent acts, and system interruptions and failures; employment and wage levels; changes in technology; availability of skilled technical associates; and the impact of new acquisitions and divestitures. ADP disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. These risks and uncertainties, along with the risk factors discussed under “Item 1A. - Risk Factors” in our Annual Report on Form 10-K should be considered in evaluating any forward-looking statements contained herein.

Additional Information

ADP, its directors and certain of its executive officers may be deemed to be participants in the solicitation of proxies from Company shareholders in connection with the matters to be considered at the Company’s 2017 Annual Meeting. The Company has filed a definitive proxy statement and WHITE proxy card with the U.S. Securities and Exchange Commission (the “SEC”) in connection with any such solicitation of proxies from Company shareholders. COMPANY SHAREHOLDERS ARE STRONGLY ENCOURAGED TO READ THE DEFINITIVE PROXY STATEMENT AND ACCOMPANYING WHITE PROXY CARD AS THEY CONTAIN IMPORTANT INFORMATION. Information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, is set forth in the proxy statement and other materials to be filed with the SEC. Shareholders will be able to obtain any proxy statement, any amendments or supplements to the proxy statement and other documents filed by the Company with the SEC for no charge at the SEC’s website at www.sec.gov. The proxy statement and other relevant documents filed by ADP with the SEC are also available, without charge, by directing a request to ADP’s proxy solicitor, Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022; call toll-free:(877) 750-0510 or call collect: (212) 750-5833. Copies will also be available at no charge at the Company’s website at www.adp.com.